UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

Commission File Number: 000-24373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBAL IMAGING SYSTEMS 401(K) RETIREMENT PLAN

3820 NORTHDALE BOULEVARD, SUITE 200A

TAMPA, FLORIDA 33624

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBAL IMAGING SYSTEMS, INC.

3820 NORTHDALE BOULEVARD, SUITE 200A

TAMPA, FLORIDA 33624

Global Imaging Systems

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

and Report of Independent Registered Public

Accounting Firm

Years Ended December 31, 2004 and 2003

Global Imaging Systems

401(k) Retirement Plan

Index

Years Ended December 31, 2004 and 2003

		Page(s)
Report of Independent Registered Public Accounting Firm		1

Financial Statements

Statements of Net Assets Available for Benefits		2

Statements of Changes in Net Assets Available for Benefits		3

Notes to Financial Statements		4–7

Supplemental Schedule

Schedule I:	Schedule of Assets (Held at End of Year)	8

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Global Imaging Systems

401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Global Imaging Systems 401(K) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Global Imaging Systems 401(K) Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tampa, Florida

May 23, 2005

Global Imaging Systems

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$82,936,752	$68,684,920
Investments, at contract value	4,614,174	3,335,608

Total investments	87,550,926	72,020,528

Receivables
Participant contribution	801	284,940
Employer contribution	14,391	119,260

Total receivables	15,192	404,200

Net assets available for benefits	$87,566,118	$72,424,728

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions
Additions to net assets attributed to investment results:
Net appreciation in fair value of investments	$5,852,426	$13,056,274
Interest and dividends	587,389	517,402

Total investment gain	6,439,815	13,573,676

Contributions:
Participant	10,046,559	8,789,163
Employer	3,881,093	2,787,170

Total contributions	13,927,652	11,576,333

Net additions	20,367,467	25,150,009

Deductions

Deductions from net assets attributed to:
Benefits paid to participants	(6,308,491)	(3,789,638)
Administrative expenses	(1,019)	—

Total deductions	(6,309,510)	(3,789,638)

Net increase prior to transfers from other plans	14,057,957	21,360,371

Transfers from other plans	1,083,433	16,715

Net increase	15,141,390	21,377,086

Net assets available for benefits
Beginning of year	72,424,728	51,047,642

End of year	$87,566,118	$72,424,728

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Global Imaging Systems 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and related Plan amendments for a more complete description of the Plan’s provisions.

General

The Plan, established May 1, 1996, and subsequently amended, is a defined contribution savings plan covering substantially all employees of Global Imaging Systems, Inc. and its subsidiaries that have adopted the Plan as of December 31, 2004 (collectively, referred to as the “Company” or the “Employer”), who have attained age 21 and one hour (1,000 hours prior to June 23, 1999) of service, excluding employees subject to a collective bargaining agreement, leased employees and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for various investment options through its participation in the various mutual funds and a guaranteed investment contract in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Contributions

Eligible participants may contribute up to 50 percent of pretax annual compensation, as defined by the Plan, subject to certain IRS limitations. Participants may also rollover amounts representing distributions from other qualified plans. For participants who have one year of service or more, the Employer contributes to the Plan 65 percent effective January 1, 2004 (60 percent from July 1, 2002 to January 1, 2004) of the participant’s contribution up to the first 6 percent of the participant’s compensation. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers one money market fund, 13 mutual funds, a guaranteed investment contract (GIC) and Global Imaging Systems, Inc. common stock as investment options for participants. During the year ended December 31, 2004, Putnam Voyager Fund A was replaced by Growth Fund of America Fund A.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of employer contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer contribution portion of their accounts plus actual earnings thereon is based on years of credited service. Participants are incrementally vested over six years of credited service. Participants are immediately vested upon reaching normal retirement age, death, total disability or termination of the Plan.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

A participant may receive a lump-sum amount equal to the vested value of his or her account upon termination of employment, attainment of normal retirement age, death or disability. If the participant’s vested account balance exceeds $5,000, the Plan will allow the participant to elect when to commence distribution or permit a direct rollover to another qualified plan or IRA. If the vested account balance does not exceed $5,000, the Plan will distribute the balance in a lump-sum.

Forfeited Accounts

At December 31, 2004 and December 31, 2003, forfeited nonvested accounts totaled $4,829 and $2,709, respectively. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Employer contributions. For the years ended December 31, 2004 and 2003, Employer contributions were reduced by $199,619 and $242,253, respectively, from forfeited nonvested accounts.

Participant Loans

Loans to participants are not available except when participants transfer loans from another qualified plan. However, the Plan Administrator may require modification of certain conditions of the loan in order to bring the loan into compliance with the terms of the Plan’s loan policy. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the balances in the participant’s account and bear interest at a rate determined by a predecessor plan when the loan originated. Interest rates range from 4.75 to 10.75 percent. Principal and interest is paid ratably through monthly payroll deductions.

Administration

The Plan is administered by the Company. Prudential Trust Company (“Prudential”) is the trustee of the Plan. Certain administrative expenses are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan invests in a guaranteed investment contract, mutual funds and Global Imaging Systems, Inc. Common Stock. Investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Guaranteed investment contracts are recorded at contract value. Participant receivables and loans are valued at cost which approximates fair value.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentations.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Prudential Government Security Money Market Fund	$9,573,799	$9,828,545
Prudential Value Fund Z	7,005,088	4,696,248
Prudential Global Growth Fund Z	5,674,062	4,964,236
Fidelity Advisor Equity Growth	17,374,428	17,119,951
Growth Fund of America Fund A	11,142,707	9,375,222
PIMCO PEA Renaissance Fund A	5,399,608	*
Global Imaging Systems Inc. Common Stock	4,816,355	*
Global Imaging Plan 105703 Guaranteed Interest Account	4,614,174	*

*	Investment does not exceed 5% or more of net assets

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$4,921,072	$11,576,574
Common stock	931,354	1,479,700

	$5,852,426	$13,056,274

4.	Investment Contract

In 2002, the Plan entered into a benefit-responsive investment contract with Prudential as an investment option for participants. Prudential maintains the contributions in a general account. The amount is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the period ended December 31, 2004, was at 3.1 percent. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3 percent, for the year ended December 31, 2004. The minimum interest rate is reviewed annually.

Global Imaging Systems

401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004 and 2003

5.	Related Party Transactions

Certain Plan investments include a money market fund, a guaranteed investment contract managed by the trustee, mutual funds, and shares of the Company’s Common Stock; therefore, these transactions qualify as party-in-interest.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 29, 2003, that the Plan is designed in accordance with Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, it is the position of the Company that the Plan has been operated in accordance with Internal Revenue Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the terms of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Subsequent Event

Effective March 28, 2005, and in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the minimum amount required to be distributed upon termination of employment, attainment of normal retirement age, death or disability changed from $5,000 to $1,000.

Global Imaging Systems

401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2004	Schedule I

Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current value
Prudential Government Security Money Market Fund*	Money Market Fund		$9,573,799
Prudential Active Balanced Fund Z*	Mutual Fund		2,735,620
Prudential Value Fund Z*	Mutual Fund		7,005,088
Prudential Government Income Fund Z*	Mutual Fund		3,690,276
Prudential Global Growth Fund Z*	Mutual Fund		5,674,062
Prudential Stock Index Fund Z*	Mutual Fund		2,826,985
Fidelity Advisor Equity Growth	Mutual Fund		17,374,428
Fidelity Advisor Mid Cap Fund T	Mutual Fund		3,168,755
Growth Fund of America Fund A	Mutual Fund		11,142,707
AIM Balanced Fund A	Mutual Fund		3,211,015
AIM Small Cap Growth Fund A	Mutual Fund		1,047,684
Goldman Sachs Small Cap Value Fund A	Mutual Fund		2,622,196
New Perspective Fund A	Mutual Fund		2,635,614
PIMCO PEA Renaissance Fund A	Mutual Fund		5,399,608
Global Imaging Systems, Inc.*	Common Stock		4,816,355
Global Imaging Plan 105703 Guaranteed Interest Account*	(GIC) Average yield 3.1%		4,614,174
Participant Loans *	Interest ranging from 4.75 to 10.75 percent
	Maturity ranging 1/1/2005 to 6/16/2008		12,560

Total			$87,550,926

*	Represents party-in-interest to the Plan.
**	Cost information is not required as all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Imaging Systems 401(k) Retirement Plan
(Registrant)

June 22, 2005	/s/ Cecil McClary
Date	Cecil McClary
Vice President of Human Resources of Global Imaging Systems, Inc.

EXHIBIT INDEX

Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP